UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Joseph Hartswell Corporate Secretary New Mountain Guardian Investments IV Unlevered, L.L.C. 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian Investments IV Unlevered, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 120,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) * Less than 1%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 120,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) * Less than 1%

14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the units of limited liability company interests (the "Units") of New Mountain Guardian IV Income Fund, L.L.C. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on October 27, 2023, as amended by Amendment No. 1 filed on December 20, 2023 (as amended, the "Schedule 13D"). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) - (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)

As of the date hereof, the Reporting Persons may be deemed to beneficially own the 120,250 Units held by New Mountain Guardian Investments IV Unlevered, L.L.C., representing less than 1% of the outstanding Units. The beneficial ownership percentage assumes that there are 24,525,250 Units outstanding based on information provided by the Issuer assuming the closing of the transactions disclosed herein.

The aggregate number and percentage of the Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Amendment No. 2, none of the Reporting Persons has effected any transaction in Units in the last 60 days.

(e)	Effective as of the closing of the transactions reported herein, the Reporting Persons cease to be the beneficial owners of more than 5% of the Units. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to a Net Settlement Agreement (the "Net Settlement Agreement"), dated April 5, 2024, New Mountain Guardian Investments IV Unlevered, L.L.C. agreed to transfer to New Mountain Guardian IV Income Rated Feeder II, LTD. ("Rated Feeder") 1,779,750 Units and unfunded capital commitments in the amount of $17,797,500 in exchange for residual interests in the Investment Series (as such term is defined in the Net Settlement Agreement) of the adviser to the Rated Feeder, which holds securities of the Rated Feeder. On May 2, 2024 the Issuer's NAV was determined and the Sponsor became obligated to transfer 1,779,750 Units to the Reporting Person at a transfer price equal to $10.04, which transfer is expected to close on or about May 21, 2024.

As previously disclosed, pursuant to the Commitment Letter, New Mountain Guardian Investments IV Unlevered, L.L.C. agreed to purchase Units from the Issuer for an aggregate purchase price of up to $37,999,000. As of the date hereof, $19,000,000 of such Capital Commitments have been drawn down by the Issuer and $17,797,500 of such Capital Commitments have been assumed by the Rated Feeder pursuant to the Net Settlement Agreement. Additional purchases of Units by New Mountain Guardian Investments IV Unlevered, L.L.C. for a purchase price up to the remaining $1,201,500 Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement.

The foregoing description of the Net Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Net Settlement Agreement, a copy of which is attached hereto as Exhibit E, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibit:

Exhibit E – Net Settlement Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2024	NEW MOUNTAIN GUARDIAN INVESTMENTS IV UNLEVERED, L.L.C.

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

	By:	/s/ Steven B. Klinsky
Steven B. Klinsky